UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: June 30, 2020

Commission File Number:  000-55992

Red White & Bloom Brands Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

810-789 West Pender Street

Vancouver, British Columbia, Canada, V6C 1H2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.      Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes ☐ No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes ☐ No ☒

Explanatory Note

Safe Harbor Statement

This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 about the registrant and its business.  Forward-looking statements are statements that are not historical facts and may be identified by the use of forward-looking terminology, including the words “believes,” “expects,” “intends,” “may,” “will,” “should” or comparable terminology. Such forward-looking statements are based upon the current beliefs and expectations of the registrant’s management and are subject to risks and uncertainties which could cause actual results to differ materially from the forward-looking statements.

Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry may differ materially from those made in or suggested by the forward-looking statements contained in this Form 6-K. These forward-looking statements are subject to numerous risks, uncertainties and assumptions.  The forward-looking statements in this Form 6-K speaks only as of the date of this report and might not occur in light of these risks, uncertainties, and assumptions. The registrant undertakes no obligation and disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Exhibits

The following exhibits are included in this Form 6-K:

99.1Listing statement, May 7, 2020

Appendix A – Audited Financial Statements of the Issuer for the years ended July 31, 2019, 2018 and 2017

Appendix B – Management Discussion & Analysis of the Issuer for the year ended July 31, 2019, 2018, and 2017

Appendix C - Interim Financial Statements of the Issuer for the six months ended January 31, 2020

Appendix D - Management Discussion & Analysis of the Issuer for the six months ended January 31, 2020

Appendix E - Audited Financial Statements of MichiCann For the periods ended December 31, 2018 and 2017

Appendix F - Management Discussion & Analysis of MichiCann For the year ended December 31, 2018

Appendix G - Financial Statements of MichiCann Medical Inc. for the year ended December 31, 2019

Appendix H - Management Discussion & Analysis of the MichiCann Medical Inc. for the year ended December 31, 2019

Appendix I - Pro Forma Consolidated Financial Statements of the Issuer as at January 31, 2020

Appendix J - Business Combination Agreement dated May 8, 2019, Amended and Restated on March 12, 2020

Appendix K - Investment Policy

99.2News Release, June 3, 2020

99.3News Release, June 5, 2020

99.4News Release, June 5, 2020

99.5News Release, June 8, 2020

99.6Material Change Report, June 8, 2020

99.7Material Change Report, June 8, 2020

99.8News Release, June 10, 2020

99.9News Release, June 11, 2020

99.10Material Change Report, June 11, 2020

99.11News Release, June 24, 2020

99.12News Release, June 30, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	By:	/s/ Theo van der Linde
Theo van der Linde
Chief Financial Officer
Date: August 31, 2020